EXHIBIT 35.2

Report on Assessment of Compliance with Regulation AB Item 1123

Pursuant to Item 1123 of Regulation AB, a review of the Exela’s activities during the year ended December 31, 2021 (the “Reporting Period”) and of its performance under the servicing agreement between Exela and American Express. To the best of such officer’s knowledge, based on such review, Exela has fulfilled its obligations under the Servicing Agreement in all material respects throughout the Reporting Period.

/s/ Thomas K. Dolan
Thomas K. Dolan
SVP Information Security and Risk

January 25, 2022